Kevin M. Bopp
Private Advisors Alternative Strategies Fund
169 Lackawanna Avenue
Parsippany, NJ 07054

January 25, 2012

Re: Private Advisors Alternative Strategies Fund ("Feeder Fund")
        File Nos.: 333-178596; 811-22647

        Private Advisors Alternative Strategies Master Fund ("Master Fund")
        File Nos.: 333-178597; 811-22646
        (Each a "Fund," collectively, the "Funds")

Dear Mr. Bopp:

On December 16, 2011, the Funds filed registration statements on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filings are similar in many respects and each filing was made for the purpose of registering shares of beneficial interest to be issued on a continuous basis in a master-feeder fund of hedge funds arrangement. Because of the similarity of the filings, we focused our review on the filing made by the Feeder Fund. Accordingly, a comment made on Feeder Fund disclosure is applicable to disclosure that is substantially similar in the registration statement for the Master Fund. Where appropriate, we identified comments applicable only to the Master Fund. Our comments on the filings are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in each Fund's registration statement.

2.   Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497 under the Securities Act. If the latter, advise the staff how the legal opinion and financial statements will be updated.

Prospectus Cover

3.	The second paragraph states that the Feeder Fund seeks long-term appreciation "above equity returns over a full market cycle…" Please clarify the standard used to determine equity returns.

Prospectus

4.	Summary—Investment Strategies—The first paragraph discusses the strategies followed by the Funds. In your response, please inform the staff whether the Master Fund only invests in funds excepted from the definition of investment company under Section 3(c)(1) of the 1940 Act or whether the Master Fund may also invest in funds excepted from the definition of investment company under Section 3(c)(7) of the 1940 Act.

Please disclose whether the adviser limits the amount the Master Fund may invest in any one hedge fund.

The section sub-captioned "Employee Benefit Plans and Other Tax-Exempt Investors" discusses the Fund's status under ERISA. Explain to the staff whether the Fund's operations may subject its tax-exempt shareholders to any special tax liability.

One of the risk factors relates to "lock-up periods" imposed by hedge funds. If events such as lock-up periods may result from the type of turmoil currently evident in credit markets, add appropriate risk disclosure, including some indication of the duration of such lock-up periods, and any other limitations likely to be imposed on the ability to withdraw from investment funds.

5.	Revise the fee table consistent with the following:

(i)	A complete fee table should be included in the pre-effective amendment filed in response to our comments;
(ii)	The annual fund expenses section of the table should be revised to conform to the requirements of Item 3 of Form N-2;
(iii)	Confirm to the staff that the adviser or an affiliate may not recapture any waived amounts.

6.	Investment Strategies of Portfolio Managers—In connection with the bullet that discusses "Discretionary Global Macro", add fuller risk disclosure regarding these investments, including information regarding the amount or percentage of assets to be invested in foreign investment funds.

7. Investment Companies—The disclosure in this section states that the underlying hedge funds may invest in the securities of other investment companies and they, therefore, will bear their proportionate share of any management fees and other expenses. Please add appropriate disclosure to the fee table.

8. Non-Voting Securities—This section states that the Master Fund, in order to "limit its voting interests in certain Hedge Funds" may purchase non-voting interests in hedge funds, or enter into contractual arrangements where it irrevocably waives its right to vote its interests in a hedge fund. Inform the staff whether there are some hedge funds not subject to the irrevocable waiver? With respect to the disclosure regarding other investment funds or accounts managed by the adviser what may also waive their voting rights in a hedge fund, please add disclosure indicating that the voting power of other funds not waiving voting rights would increase as a result of any waiver of voting rights by the Master Fund. Explain the last sentence in the first paragraph which states that these "voting waiver arrangements may increase the ability of the Master Fund to invest in certain Hedge Funds."

9. Limits of Risk Disclosure—Either delete the last sentence in the first paragraph of this section or disclose that the Feeder Fund and the Master Fund will update their prospectuses during the offering to reflect material changes.

10. Appendix A—Prior Performance—Please disclose the calculation methodology to be used in presenting the prior performance or the adviser.

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We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statements.

Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event a Fund requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel